SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission file number 1-08604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Team, Inc. Salary Deferral Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Team, Inc.

200 Hermann Dr.

Alvin, Texas 77511

(281) 331-6154

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

Report of Independent Registered Public Accounting Firm

The Investment Committee

Team, Inc. Salary Deferral Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Team, Inc. Salary Deferral Plan and Trust (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2008 and schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas

June 29, 2009

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$52,566,241	$66,040,390
Participant loans	2,826,738	2,487,563

Total investments	55,392,979	68,527,953

Receivables:
Participant contributions	—	96
Company contributions	—	38
Due from broker for securities sold	1,061	169,992

Total receivables	1,061	170,126
Cash, noninterest bearing	—	346,332

Total assets	55,394,040	69,044,411

Liabilities:
Excess contributions payable	(102,453)	(80,427)
Due to broker for securities purchased	—	(517,182)

Total liabilities	(102,453)	(597,609)

Net assets available for benefits at fair value	55,291,587	68,446,802
Adjustment from fair value to contract value for fully benefit-responsive investment contract	—	17,646

Net assets available for benefits	$55,291,587	$68,464,448

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

2008
Additions (decrease) to net assets available for benefits attributed to:
Investment income (loss):
Interest	$212,382
Dividends	1,267,304
Net depreciation in fair value of mutual funds	(6,313,278)
Net appreciation in fair value of common/collective trusts	44,715
Net depreciation in fair value of common stock	(14,097,765)

Total investment loss	(18,886,642)

Contributions:
Participant contributions	7,359,990
Company contributions	2,474,630
Participant rollover contributions	411,240

Total contributions	10,245,860

Merger of plan assets:
Transfer from predecessor plan	247,676

Total decrease	(8,393,106)

Deductions from net assets available for benefits attributed to:
Distributions and benefits paid to participants	(4,664,882)
Administrative fees	(114,873)

Total deductions	(4,779,755)

Net decrease in net assets available for benefits	(13,172,861)
Net assets available for benefits:
Beginning of year	68,464,448

End of year	$55,291,587

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The following description of the Team, Inc. Salary Deferral Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established October 1, 1984 to cover all eligible employees of Team, Inc. (the “Company” or “Team”). The Plan is administered by the Investment Committee (the “Plan Administrator”) appointed by the Board of Directors of the Company. Wachovia Bank N.A was the plan trustee, and USI Consulting served as the recordkeeper. On April 3, 2008, the Board of Directors of the Company voted to appoint Fidelity Management Trust Company as the trustee, Fidelity Institutional Operations Company, Inc. as the record keeper and UBS Financial as investment advisor for the plan. The transition to the new providers was effective September 1, 2008. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On January 9, 2008, The Aitec USA, Inc 401k Plan with assets valued at $247,676 was merged into the plan.

(a)	Eligibility

Employees become eligible to participate in the Plan on the first day following completion of 30 days of service. After 30 days, employees are automatically enrolled at a 2% deferral rate of eligible pay unless the employee declines participation on the 31 st day.

(c)	Contributions

Each year, participants may contribute up to 75% of their pre-tax annual eligible pay, as defined in the Plan. The Internal Revenue Code of 1986, as amended (“IRC”) limits the maximum amount of a participant’s contribution on a pre-tax basis to $15,500 in 2008. The Company makes a matching contribution of 50% of the participant’s contribution, up to a limit of 6% of the participant’s eligible pay. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. For the year ended December 31, 2008, no additional discretionary contributions were made. Participants age 50 and older as of December 31 are permitted to make elective catch-up deferrals in accordance with Section 414(v) of the IRC. Catch-up contributions are subject to certain IRC limitations ($5,000 for 2008). Participants may also rollover amounts from former employer’s qualified plans.

(d)	Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and company matching contribution, and an allocation of the Company’s discretionary contribution, if elected, and the Plan’s earnings or losses net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Investments

Participants may direct the investment of their contributions into mutual funds, a money market fund or a unitized fund comprised of Team’s common stock and a money market fund. Contributions can be invested on a percentage allocation basis in any increment of 1%. Company contributions are allocated on the same basis as the participant has elected to allocate their contributions.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

(f)	Vesting and Forfeited Accounts

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions plus actual earnings thereon is based on continuous years of service as follows:

Years of service	Percentage of employer contribution that becomes vested
Less than one year	—%
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100

Years of service with certain predecessor employers is recognized for vesting service, as defined in the plan document.

Forfeited balances of terminated participants are used to reduce future Company matching contributions. At December 31, 2008 and 2007, forfeited nonvested accounts totaled approximately $97,000 and $29,000, respectively. Forfeitures utilized to reduce future contributions totaled $156,000 and $64,000 in 2008 and 2007, respectively.

(g)	Participant Loans

Participants may borrow from their account balance up to a maximum of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance, whichever is less. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Trustee. All loans must generally be repaid within five years, except where a loan is used to purchase a principal residence. Principal and interest are paid ratably through payroll deduction. Interest rates range from 5% to 10.5% and maturity dates range from January 9, 2009 to July 2, 2038 on loans outstanding at December 31, 2008.

(h)	Payment of Benefits

On termination of service due to death, total disability or retirement, a participant may elect to receive the balance in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account. Upon reaching age 59  1/2, a participant may elect one withdrawal during any six-month period from the participant’s employee account and employer account. Upon furnishing proof of financial necessity, a participant is eligible for one withdrawal during any six-month period from the participant’s employee account and the vested portion of the employer account. Benefits are payable either in a lump-sum amount or in monthly, quarterly, semiannual, or annual installments.

The Plan requires automatic distribution of participant account balances, upon a participant’s termination, if account balances are less than $5,000 and greater than $1,000. If the participant does not elect to have the amount paid directly to his/her eligible retirement plan or receive a distribution directly, then the Plan will pay the distribution to an individual retirement account designated by the Plan Administrator. Amounts less than $1,000 are paid directly to the participant upon termination.

(i)	Termination of the Plan

Although it has not expressed any intent to do so, the Company may discontinue contributions at any time or terminate the Plan subject to the provisions of ERISA. The Company may also reduce contributions at any time. In the event of termination of the Plan, participants will become 100% vested in their accounts and the assets will be valued and each participant will be entitled to distributions for the balance of his or her account.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles in the United States of America.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan provides for investment in mutual funds, a money market fund, and a unitized fund comprised of Team common stock and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term

(d)	Impact of New Accounting Standards and Interpretations

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements, (“SFAS No. 157”) which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. There was no material impact to the financial statements of the plan upon adoption of the SFAS 157. See Note 11, Fair Value Measurements.

(e)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value the mutual funds and Team common stock.

Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments held are shown as net appreciation (depreciation) in fair value of common stock, common/collective trusts, and mutual funds in the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(f)	Participant Loans

Participant loans are recorded at amortized cost.

(g)	Expenses

Loan processing fees and check fees are charged to the accounts of the participants who have elected to take distributions from their accounts. Effective September 1, 2008, all other administrative expenses of the Plan are paid by the Plan, as provided in the plan document.

(h)	Payment of Benefits

Benefit payments to participants are recorded upon distribution. At December 31, 2008 and 2007, all amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

(3)	Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

2008:
Team, Inc. common stock	$22,687,657
Fidelity Cash Management Prime Fund	3,866,165
Dreyfus Basic S&P 500 Stock Index Fund	3,416,705
2007:
Team, Inc. common stock	$28,922,464
American Growth Fund of America	4,965,416
Vanguard Index S&P 500 Portfolio	4,632,507

(4)	Team, Inc. Common Stock Voting Rights

At December 31, 2008 and 2007 the Plan held 819,049 and 790,353 shares of the Company’s common stock, respectively. Participants may own units equivalent to the shares held by the Plan. Each participant is entitled to exercise voting rights to shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee, as directed by the Company, votes any unallocated shares on behalf of the collective best interest of the participants and beneficiaries.

(5)	Concentration of Investments

The Plan’s investment in shares of Team, Inc. common stock represents 41% and 43% of total investments as of December 31, 2008 and 2007, respectively. Team is a leading provider of specialty maintenance and construction services required in maintaining high temperature and high pressure piping systems and vessels that are utilized extensively in heavy industries and offers these services in over 100 locations throughout the United States, Aruba, Belgium, Canada, Singapore, The Netherlands, Trinidad and Venezuela. As a result of this concentration, any significant fluctuation in the market value of Team stock could affect individual participant accounts and the net assets of the Plan.

(6)	Federal Income Tax Status

Management considers the Plan to be in compliance with Section 401(a) of the Internal Revenue Code (“IRC”) and, accordingly, to be entitled to an exemption from federal income taxes under the provisions of Section 501(a). A letter dated October 9, 2003 received by Fidelity Management Trust Company stating that the form of the prototype plan is acceptable under Code Section 401 for use by employers for the benefit of their employees. The letter, in effect, states that an employer who adopts the Plan will be considered to be qualified under the Code Section 401(a) provided all the terms of the Plan are met and the Plan does not discriminate in favor of key or highly compensated employees. Therefore, the plan administrator believes the Plan was qualified and the related trust was exempt as of December 31, 2008 and 2007.

During 2008, the Company identified certain operational errors and omissions deemed by the plan administrator to be immaterial. The Plan will submit an application to the Internal Revenue Service under the applicable Employee Plans Compliance Resolution System as detailed in Revenue Procedure 2008-50, in order to voluntarily correct these operational issues. The plan administrator expects that the final outcome of the submission will not have any material effect on the Plan’s financial statements.

(7)	Party-in-Interest Transactions

The Plan engaged in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in the Company’s common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and IRC.

(8)	Delinquent Participant Contributions

As reported on Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. The Company has incurred expense of $8,442 relating to remittance to the Plan of earnings on delinquent contributions. These delinquent contributions occurred during the years 2007 through 2008.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

(9)	Nonparticipant Directed Investments

During 2004, certain participants accounts received as a result of a 1990 merger were transferred from Company’s common stock to a balanced portfolio of investments consisting of mutual funds and a common/collective trust. As of September 1, 2008, these funds were transferred to the Fidelity Advisor Freedom 2015 Fund. These accounts will be invested at the Company’s direction until such time that participants are located and request a distribution of their prior account balance. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	December 31
	2008	2007
Net assets:
Money market account	$—	12,388
Mutual funds	301,788	338,632
Common/collective trust	—	104,691

	301,788	455,711
Adjustment from fair value to contract value	—	736

Total net assets	$301,788	456,447

Changes in net assets:
Net depreciation in fair value of investments	$(114,795)
Dividends and interest	20,394
Distributions	(10,249)
Other	(50,009)

Net decrease in net assets	$(154,659)

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$55,291,587	68,464,448
Less: adjustment from fair value to contract value for fully benefit responsive investment contracts	—	(17,646)

Net assets available for benefits per the Form 5500	$55,291,587	68,446,802

The following is a reconciliation of participant contributions per the financial statements to the Form 5500 for the year ended December 31, 2008:

Participant contributions per the financial statements	$7,359,990
Add: adjustment to employee contributions for excess contributions	102,453

Participant contributions per the Form 5500	$7,462,443

Excess contributions are recorded as a separate amount on the Form 5500 and as a reduction of participant contributions for financial statement presentation.

(11)	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard (“SFAS”) 157, Fair Market Measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements—(Continued)

December 31, 2008 and 2007

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain investments are reported at fair value on a recurring basis in the statement of net assets available for benefits. The following methods and assumptions were used to estimate their fair value:

Mutual funds, common stock and interest bearing cash—consist of various publically traded money market funds, mutual funds and common stock. The fair values are based on quoted market prices.

Assets measured at fair value on a recurring basis are as summarized below:

As of December 31, 2008

Fair Value Measurements Using Assets

	Level 1	Level 2	Level 3	Fair Value

Investments in mutual funds	$25,262,072	—	—	25,262,072

Investments in Team, Inc. common stock	$22,687,657	—	—	22,687,657

Interest bearing cash and money market funds	$4,616,512	—	—	4,616,512

	$52,566,241	—	—	52,566,241

Schedule I

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2008

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction, including rate of interest	Amount on Line 4(a)	Lost interest
Team, Inc.	Plan Sponsor	2008 employee deferrals and
		loan repayments not deposited
		to the Plan in a timely manner	$583,833	$732
Team, Inc.	Plan Sponsor	2007 employee deferrals and
		loan repayments not deposited
		to the Plan in a timely manner	$2,776,661	$7,710

On June 11, 2009, June 18, 2009, June 3, 2008, May 28, 2008 and April 14, 2008 the Company reimbursed the Plan for lost interest of $199, $533, $636, $468 and $6,606 respectively.

See accompanying report of independent registered public accounting firm.

Schedule II

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party/description of investments, including maturity date and rate of interest	Cost	Current value
Money Market:
Fidelity Cash Management Prime Fund	(a)	3,866,165

Total Money Market		3,866,165

Bond:
Calvert Income Fund Class A	(a)	1,144,947
Loomis Sayles Bond Fund Administrative Class	(a)	1,496,779

Total Bond		2,641,726

Domestic Equities:
Dreyfus Basic S&P 500 Stock Index Fund	(a)	3,416,705
Allianz NFJ Small-Cap Value Fund – Class A	(a)	1,207,764
Eaton Vance Multi-Cap Growth Fund – Class A	(a)	1,458,800
Eaton Vance Large-Cap Value Fund – Class A	(a)	2,043,193
Fidelity Leveraged Company Stock Fund – Class A	(a)	1,366,843
Fidelity Advisor Small Cap Fund – Class A	(a)	1,628,703
Fidelity Advisor New Insights Fund – Class A	(a)	3,637,181

Total Domestic Equities		14,759,189

International:
Janus Advisory International Growth Fund – Class S	(a)	865,808
AllianceBernstein International Value Fund – Class A	(a)	709,858
Fidelity Advisor Emerging Markets Fund – Class A	(a)	716,149

Total International		2,291,815

Company Stock:
* Corporate Common Stock	(a)	22,687,657
Fidelity Institutional Cash Portfolio	(a)	750,347

Total Company Stock		23,438,004

Fidelity Structured U.S. Equity Fund:
Fidelity Advisor Freedom 2005 Fund – Class A	(a)	2,272,389
Fidelity Advisor Freedom 2010 Fund – Class A	(a)	25,203
Fidelity Advisor Freedom 2015 Fund – Class A	1,051,376	829,535
Fidelity Advisor Freedom 2020 Fund – Class A	(a)	19,790
Fidelity Advisor Freedom 2025 Fund – Class A	(a)	3,033
Fidelity Advisor Freedom 2030 Fund – Class A	(a)	2,377,803
Fidelity Advisor Freedom 2035 Fund – Class A	(a)	8,196
Fidelity Advisor Freedom 2040 Fund – Class A	(a)	2,879
Fidelity Advisor Freedom 2045 Fund – Class A	(a)	6,942
Fidelity Advisor Freedom 2050 Fund – Class A	(a)	19,492
Fidelity Advisor Freedom Income Fund – Class A	(a)	4,080

Total Fidelity Structured U.S. Equity Fund		$5,569,342

* Participants loans; interest rates ranging from 5% to 10.5% maturities January 9, 2009 to July 2, 2038		2,826,738

		$55,392,979

*	Party-in-interest.

(a)	Cost omitted for Participant directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Team, Inc. Salary Deferral Plan and Trust

By:	/s/ Ted W. Owen
Ted W. Owen Senior Vice President and Chief Financial Officer

June 29, 2009

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm